SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 11/10 - 07/26/2010

Copel’s captive Power market grew by 7.1% in 1H10

     This document compares Copel’s Power market performance in 1H10 in comparison with the 2009 numbers.

Copel Distribuição - Captive Market

The captive market consumed 10,661 GWh, up by 7.1%.

     The residential segment consumed 2,964 GWh, up 5.8% due to the maintenance of the formal job market, the increase in the bulk of wages and access to credit. This segment represented 27.8% of Copel’s captive market. In 1S10, Copel supplied power to 2,893,098 residential customers, up by 2.7% versus 1H09.

     The industrial segment consumed 3,497 GWh, 10.2% up, thanks to the recovery of industrial production, which recorded excellent results in 2010. This segment represented 32.8% of Copel’s captive market. In 1H10, Copel supplied power to 67,777 captive industrial customers.

     The commercial segment consumed 2,255 GWh, 6.9% higher than in 1H09. The commercial segment represented 21.2% of Copel’s captive market.At the end of the first semester Copel supplied power to 301,009 commercial customers.

     The rural segment consumed 921 GWh 4.9% up, due to the increase of 4.8% in number of customers and the economy recovery. This segment represented 8.6% of Copel’s captive market. In 1H10, Copel supplied power to 360,482 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 1,023 GWh, 3.3% up in the period. These segments represented 9.6% of Copel’s captive market. At the end of the first semester, Copel supplied Power to 48,896 customers in these segments.

    The following table shows the captive market for each consumption segment:

	Number of customers			Energy Sold (GWh)
	Jun/10	Jun/09%		1H10	1H09%
Residential	2,893,098	2,818,001	2.7	2,964	2,803	5.8
Industrial	67,777	64,957	4.3	3,497	3,173	10.2
Commercial	301,009	296,684	1.5	2,255	2,110	6.9
Rural	360,482	343,826	4.8	922	878	4.9
Other	48,896	47,762	2.4	1,023	991	3.3
Captive Market	3,671,262	3,571,230	2.8	10,661	9,955	7.1

Copel Distribution’s Grid Market - TUSD

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 7.2%, as the following table:

	Number of customers / Agreements			Energy distributed (GWh)
	Jun/10	Jun/09%		1H10	1H09%
Captive market	3,671,262	3,571,230	2.8	10,661	9,955	7.1
Concessionaries and licensees	4	4	-	279	256	9.1
Free customers (*)	25	23	8.7	1,562	1,447	7.9
Grid Market	3,671,291	3,571,257	2.8	12,502	11,658	7.2

*All free custom ers served by COPEL GET and other suppliers at the COPEL DIS concess ion area.

Copel’s consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy Sold (GWh)
	Jun/10	Jun/09%		1H10	1H09%
Copel DIS
Captive Market	3,671,262	3,571,230	2.8	10,661	9,955	7.1
Concessionaries andlicensees	4	4	-	279	256	9.1
CCEE	-	-	-	2	31	(95.1)
Total Copel DIS	3,671,266	3,571,234	2.8	10,942	10,242	6.8
Copel GET
CCEAR (Copel DIS)	1	1	-	609	559	9.0
CCEAR (otherconcessionaries)	35	35	-	6,584	6,616	(0.5)
Adjustment auction (ACR)	-	1	-	-	137	-
Free customers	10	13	(23.1)	486	549	(11.5)
Bilateral agreements	7	2	-	790	508	55.7
CCEE	-	-	-	2	62	(97.3)
Total Copel GET	53	52	1.9	8,471	8,431	0.5
Total Copel Consolidated	3,671,319	3,571,286	2.8	19,413	18,673	4.0

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

CCEE: Electric Pow er Trade Chamber.

CCEAR: Energy Purchase Agreements in the Regulated Market.

Curitiba, July 26, 2010

Sincerely,
Rafael Iatauro
CFO, IRO and Holdings Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.